LEAD INVESTOR

Jonathan Manning

Dogworx truly is a leading destination for dog lovers of all types. The moment I was introduced to Dogworx and got to know Mike Lester I realized that this is an excellent opportunity to be a part of a new and innovative destination property. With Mike's experience in completing projects around the world and his passion for the Dogworx brand and concept, I am very confident this will be a great success. I'm looking forward to watching this dream become reality.

Invested $25,000 this round

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